7031 Columbia Gateway Drive Columbia, MD 21046-2289

June 16, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6561
Attn: Craig Wilson, Senior Assistant Chief Accountant, Brent Watson, Staff Accountant, Mark Kronforst, Senior Staff Accountant

Re:	MICROS Systems, Inc. (File No. 000-09993)
Form 10-K for the fiscal year ended June 30, 2004
Form 10-Q for the fiscal quarter ended September 30, 2004
Form 10-Q for the fiscal quarter ended December 31, 2004

Dear Mr. Wilson, Mr. Watson and Mr. Kronforst:

On May 20, 2005, I received your letter dated May 20, 2005 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to MICROS Systems, Inc.’s (the “Company”) Form 10-K for the fiscal year ended June 30, 2004 (the “2004 10-K”) and Forms 10-Q for the quarterly periods ended September 30 and December 31, 2004. In response to the comments provided to me in this Letter, I am providing a detailed explanation. For your convenience, we have repeated each of the Staff’s comments in bold prior to our responses.

Form 10-K: For the Fiscal Year Ended June 30, 2004

Financial Statements

Note1. Description of business and summary of significant accounting policies: Revenue Recognition, page 43

We have read your response to prior comment 4 and note that you recognize revenue using the completed contract method for certain arrangements “because the work is completed in less than one year.” Your disclosure appears to indicate that you consider this method appropriate under paragraph 31 of SOP 81-1. If our understanding is correct, confirm to us that you have met the requirement that your financial position and results of operations would not vary materially from those resulting from use of the percentage-of-completion method. If you are not relying on paragraph 31, explain to us how you comply with paragraph 32 of the SOP in determining that the completed contract method is appropriate.

Comment 1 Response:

The Company relies on paragraph 31 of SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts, as the Company’s basis to use the completed contract method for contracts where the use of SOP 81-1 is prescribed by SOP 97-2. Additionally, the Company confirms to you that it has met the requirement that the financial position and results of operations, determined using the completed contract method, would not vary materially from the use of the percentage-of-completion method. The Company primarily uses the completed contract method under SOP 81-1 for its development contracts. The Company provides development services to customize its software product in a significant way in order to meet a particular customer’s needs. The length of the work under a development contract can vary anywhere between one to six months, depending on the level of work required by the contract. On average, the work on development contracts spans less than three months. Since the Company’s software is off-the shelf software, most customers do not require development work. The Company has less than ten development contracts ongoing on average, and revenues from development contracts represent less than 1% of total revenues on both a quarterly and annual basis.

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We have read your proposed revenue recognition disclosures provided in response to prior comment 7 and note that you consider license fees to be fixed or determinable if payable within twelve months of delivery. Supplementally, tell us about the payment terms you offer to your customers and what you consider to be your normal customary payment terms. Considering that extended payment terms may include less than one year if the use of the extended payment terms is not your customary practice, explain to us how you are able to conclude that all fees due within twelve months of delivery are fixed or determinable. Refer to paragraphs 27 and 28 of SOP 97-2.

Comment 2 Response:

The Company has an established and approved policy of offering 30-45 day payment terms to customers. However, for major account customers with contract values over $500,000, the Company offers payment terms that are longer than 45 days, but never exceed one year, in accordance with the Company’s policy. For example, negotiated contracts for major account customers typically include payment terms for a period of three to nine months. The payment terms are agreed upon during negotiations between the Company and the major account customer and after the Company considers the credit-worthiness of the customer, past collection history and other relevant factors. When the Company agrees to payment terms longer than 45 days for major account customers, never exceeding one year, the payment terms are typically due over the payment schedule such that only 10 to 20 % of the contract price is due at the end of the payment term. The entire license fee is due before the expiration of the license and are paid within twelve months of delivery. Additionally, the useful lives of the hardware and software as well as the typical upgrade cycle far exceed the length of the payment terms. The Company’s payment term policy with respect to major account customers has been in effect for over 10 years. The Company enforces payment with respect to its payment terms and has had no history of offering concessions to induce payment.

The Company has considered paragraphs 27 and 28 of SOP 97-2 and whether any of its payment terms constitute extended payment terms such that the fee would not be considered fixed or determinable. The Company believes that its consistent business practices regarding payment terms for its different classes of customers support the assertion that the fees are fixed or determinable. Additionally, the Company has a long “history of successfully collecting under the original payment terms without making concessions”. Accordingly, the Company has concluded that the fee is fixed and determinable for contracts where the payment term is longer than 45 days for major account customers. The Company does evaluate each contract individually and in certain situations, where the Company concludes the fee is not fixed or determinable, (although rare); the Company has recognized revenue as payments become due.

CLOSING REMARKS

The Company and I are responsible for the adequacy and accuracy of the disclosures in these and all filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff’s comments, please do not hesitate to contact the undersigned at (443) 285-8036.

Sincerely,

Gary C. Kaufman
Executive Vice President, Finance and Administration and Chief Financial Officer